EXHIBIT 99.1

Himax Technologies, Inc. to Hold Annual General Meeting on August 31, 2016

TAINAN, Taiwan, July 12, 2016 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced that the Company will hold its annual general meeting in Taiwan on August 31, 2016.

Details of the Annual General Meeting are below:

TIME and DATE:	TAIWAN 9:30 a.m., August 31, 2016

LOCATION:	HIMAX HEADQUARTERS - TAINAN CITY, TAIWAN

Shareholders will vote to adopt the Company’s 2015 Audited Accounts and Financial Reports, re-elect Mr. Hsiung-Ku Chen as an Independent director of the Company, amend and restate the Company’s 2011 Long-Term Incentive Plan by extending its duration for three years to September 6, 2019 and transact any other business brought before the 2016 AGM. Copies of the Company’s proxy statement and 2011 Long-Term Incentive Plan amended and restated as of August 31st day, 2016 have been filed with the SEC.

Additionally, a copy of Himax Technologies 2015 Annual report has been posted on the Himax Website for download. The Annual Report can be accessed at the following link: http://www.himax.com.tw/ch/investor/ir-Financial-Information.asp.

For additional information and travel arrangements, please contact Company or investor relations representatives listed below.

Company Contact:	In the U.S.:
Penny Lin, IR Manager	John Mattio, CEO
Tel: +886-2-2370-3999 Ext.22320	Tel: +1-203-885-1058
Email: penny_lin@himax.com.tw	Email: jmattio@lamniaintl.com

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,000 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,878 patents granted and 480 patents pending approval worldwide as of June 30, 2016. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2015 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO

Himax Technologies, Inc.

Tel: +886-2-2370-3999 Ext.22300

Or

US Tel: +1-949-585-9838 Ext.252

Fax: +886-2-2314-0877

Email: jackie_chang@himax.com.tw

www.himax.com.tw

Penny Lin, Investor Relations

Himax Technologies, Inc.

Tel: +886-2-2370-3999 Ext.22320

Fax: +886-2-2314-0877

Email: penny_lin@himax.com.tw

www.himax.com.tw

Investor Relations - US Representative

John Mattio, CEO

Lamnia International, LLC.

Tel: +1-203-885-1058

Email: jmattio@lamniaintl.com

www.lamniaintl.com